

December 5, 2014

Via E-mail
Mark W. DeYoung
President and Chief Executive Officer
Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209

> **Re: Alliant Techsystems Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 24, 2014**
> **File No. 333-198460**

Dear Mr. DeYoung:

We have reviewed your responses to our oral comments issued on October 29, 2014 and have the following additional comments.

Summary, page 1

The Transactions and the Transaction Agreement, page 3

Litigation Related to the Merger, page 15

1. Please send us unredacted copies of the amended complaints filed by Mr. Ericksen on October 20, 2014 and by Mr. Walsh on October 21, 2014. Also send us a copy of the amended consolidated complaint, when such complaint becomes available.

Background of the Merger, page 59

2. We note the disclosure regarding the Antares launch failure. With a view towards revised disclosure, please tell us what consideration each of the boards gave as to whether the fairness opinions remain valid and what consideration each of the boards gave towards getting updated fairness opinions, in light of the Antares incident.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        Damien R. Zoubeck, Esq.
        Cravath, Swaine & Moore LLP